Scottish and Southern
Energy

Inveralmond House
200 Dunkeld Road
Perth
PH1 3AQ

Telephone: (0)1738 455154
Facsimile: (0)1738 455281

Securities and Exchange Commission
450 Fifth Street
WASHINGTON DC
20549
USA

4 November 2004

Dear Sirs

Ref: 82- 3099

I enclose copies of the announcements, and a listing of these announcements, which have been filed with the London Stock Exchange from 1 September 2004 to 4 November 2004.

The information is provided pursuant to Rule 12(g)3-2b of the Securities Exchange Act of 1934 as amended.

Please note that I have included four announcements that were subject to securities offering restrictions.

Yours sincerely

Anne Sutherland
Company Secretarial Assistant

12/9

List of Announcements

Date	Headline	LSE Number	
01/09/04	Director Shareholding	4842C	
02/09/04	Blocklisting Interim Review	5395C	
07/09/04	Holding(s) in Company	6780C	
21/09/04	Holding(s) in Company	1537D	
29/09/04	Convertible Bond Issue	4604D	Not for distribution in or into the United States
29/09/04	Further re-Convertible Bond Issue	4726D	Not for distribution in or into the United States
29/09/04	Stabilisation notice	4729D	Not for distribution in or into the United States
30/09/04	Director Shareholding	5174D	
30/09/04	Re Convertible Bond issue	5325D	Not for distribution in or into the United States
30/09/04	Director Shareholding	5579D	
06/10/04	Holding(s) in Company	7975D	
27/10/04	Listing particulars	4761E	
27/10/04	Formal Notice	5156E	
28/10/04	Rooftop wind energy system	5933E	
29/10/04	Director Shareholding	6491E	
04/11/04	Interim Results	8417E	

Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Interim Results
Released	07:00 04-Nov-04
Number	8417E

Scottish and Southern Energy

Scottish & Southern Energy plc

4 November 2004

INTERIM RESULTS FOR THE SIX MONTHS TO 30 SEPTEMBER 2004

Chairman's Statement

"Scottish and Southern Energy has delivered a strong financial and operational performance in the first six months of the financial year and has also taken a number of important steps which will support the delivery of sustained real growth in the dividend well into the future. In summary:

- The Board is declaring an interim dividend of 12.2p per share, an increase of 8.0%, which is ahead of our target of at least 4% real growth for the year to March 2005.
- Profit before tax grew by 11.3%, from £240.6m to £267.9m, before goodwill and net finance income from pension assets.
- Earnings per share increased by 8.8% from 21.5p to 23.4p, before goodwill, net finance income from pension assets and deferred tax.
- SSE has the most diverse and flexible generation portfolio in the UK following the acquisition of 4,000MW of generation capacity at Ferrybridge and Fiddler's Ferry power stations, and their coal stocks, for £136m.
- SSE now has almost 600MW of hydro and wind generation capacity qualifying for Renewable Obligation Certificates (ROCs) which is operational, consented, or has received conditional consent.
- SSE now has 5.7m energy supply customers, having gained 450,000 in the first half of the year, including 300,000 acquired from Atlantic Electric & Gas in April 2004.
- SSE gave a commitment in August 2004 to maintain domestic electricity and gas prices at their current levels until at least early 2005, despite rising wholesale energy prices, particularly gas.
- Work on the detailed arrangements for transferring the ownership of the Scotland and the South of England gas distribution networks from National Grid Transco to the consortium in which SSE has a 50% interest is now well under way. SSE will receive 50% of the networks' distributable earnings in return for a cash investment of £519.4m.

SSE can be very pleased with the progress made during the first six months of the financial year. Looking forward, our focus will be on successfully completing the integration of the assets which have been recently acquired, as well as delivering the benefits from our investment programme while maintaining our emphasis on strong operational performance.

This focus on delivery means the prospects for sustained real dividend growth in the future are very good indeed. I am delighted that SSE is in such strong shape and I would like to wish Sir Robert Smith, our Deputy Chairman, who will succeed me on my retirement as Chairman on 1 January, and the company as a whole, every success for the future."

Dr Bruce Farmer CBE

Chairman

FINANCIAL OVERVIEW

Note: This interim results statement describes profits and earnings before goodwill, net finance income from pension assets ('FRS 17') and the impact of deferred tax.

SSE has again delivered increases in profit before tax and earnings per share. The growth in the interim dividend is ahead of the target of 4% real growth in the year to March 2005.

Profit before tax, before goodwill and net finance income from pension assets, grew by 11.3% from £240.6m to £267.9m. The most significant growth in profits was achieved in Generation and Supply, reflecting SSE's success in delivering value from its growing customer base and its investment in, and acquisition of, generation assets in recent years.

To monitor financial performance over the medium term, SSE continues to focus on **earnings per share** before the non-cash items of goodwill, the impact of deferred tax and net finance income from pension assets. On this basis, earnings per share increased by 8.8%, from 21.5p to 23.4p.

The Board is declaring an **interim dividend** of 12.2p, compared with 11.3p last year, an increase of 8.0%. This is ahead of the target of 4% real growth for 2004/05. SSE expects to achieve its overall dividend target, at least 4% real growth, for the year as a whole.

SSE also expects to achieve sustained real growth in the dividend from 2005 onwards. This belief is based on the value it expects to create through operational excellence, the successful integration of recently-acquired assets and the delivery of the investment programme in renewable energy generation, electricity networks and gas storage. SSE intends to set out dividend growth targets for the period from 2005/06 in its Preliminary Results Statement for 2004/05.

ENERGY SYSTEMS

Power Systems Overview

Operating profit in Power Systems reduced by 1.3%, from £143.8m to £142.0m. While operating profit in Scotland rose by 3.8% to £57.4m, following the under-recovery of allowable revenues in transmission and distribution that occurred in 2003/04, it fell in England following the over-recovery of revenue last year. Performance in England was also affected by costs incurred as a result of summer storms.

In Scotland, 3,763GWh of electricity were distributed, an increase of 50GWh. In England, 15,376GWh of electricity were distributed, an increase of 265GWh.

The key responsibility of SSE's Power Systems business is to maintain safe and reliable supplies of electricity, and to restore those supplies as quickly as possible following interruptions. In line with that, SSE has invested around £675m in its electricity networks since 2000.

Nevertheless, the average number of minutes of lost supply per customer in the Southern Electric Power Distribution area in the first six months of the year was 47.4, up from 40.3 minutes in the previous year, due to a number of unusually severe summer storms. The average number of minutes lost in the Scottish Hydro-Electric Power Distribution area was 41.2, compared with 34.9 in

the previous year. This, too, is attributable to exceptionally severe summer storms.

Distribution Price Control Review

SSE welcomes the transparent and constructive approach which Ofgem has adopted during the process for determining the distribution price control for 2005 to 2010. Based on the Update Paper issued on 27 September 2004, there has been encouraging progress on many of the detailed areas of work. The September Paper confirmed that SSE remains at the frontier of efficiency in electricity distribution in the UK.

The fundamental issue that remains, however, is the need to ensure there is a satisfactory outcome to the ongoing discussions about the level of real post-tax cost of capital, allied to ensuring there is a strong enough incentive framework to allow efficient companies to be rewarded for good performance. SSE will continue to work closely with Ofgem in the periods leading up to, and following, the publication of its Final Proposals Paper on 29 November.

Transmission Upgrades

On 12 August, Ofgem published initial proposals for a new mechanism to fund upgrades of the Scottish electricity transmission system to help support the growth of renewable energy generation. It stated that investment has been approved to allow the reinforcement of the transmission system connecting Beauly in the Highlands with Denny in the Central Belt to go ahead. This work has to take place if the government's targets for the generation of electricity from renewable sources are to be achieved.

It is likely that the construction of the replacement line will require investment in excess of £200m. Following receipt of the Scottish Executive's response to the request for a 'scoping opinion' on the information that should be included in the Environmental Statement, SSE expects to submit during 2005 an application to Scottish Ministers for consent to build the line. On this basis, and subject to timely progress of the planning application, the replacement line should be operational during 2008/09.

SSE is continuing to receive applications from renewable generators throughout the Highlands and Islands for connections to its network, and other applications are expected during the remainder of 2004/05. In response to this, it has published a preliminary consultation document on options for connecting possible renewable generation in the Western Isles to the transmission infrastructure on the Scottish mainland. While this work is at a relatively early stage, it could require investment of around £400m towards the end of this decade.

The investment opportunities for SSE that are now apparent in the transmission and distribution networks are highly significant. SSE's focus will be on securing an adequate return from the necessary investments by delivering them in the most efficient and effective way possible.

Gas Distribution Networks

On 31 August 2004, a consortium in which SSE holds 50% of the equity entered into an agreement to acquire the Scotland and the South of England gas distribution networks from National Grid Transco. In total, they comprise 73,000km of gas mains, delivering gas to around 5.6m industrial, commercial and domestic customers. The total value of the acquisitions will be £3,162m. They are expected to be funded almost entirely by equity and non-recourse borrowings.

This means that, in return for a cash investment of £519.4m, SSE will receive 50% of the distributable earnings from the networks. Upon completion of the acquisitions, SSE will also provide certain corporate and management services for the gas networks under an agreement with the consortium. The acquisitions will make SSE the second largest energy distributor in the UK. They remain subject to approvals from Ofgem and the Health and Safety Executive, but are now expected to be completed in the early summer of 2005.

A programme of work to complete the acquisition process, and to put in place all the necessary arrangements for the change of ownership, is now well under way. This includes developing the opportunities that exist to create value through delivering efficiencies and through expanding the activities of SSE's Contracting and Connections businesses. The acquisitions may also provide opportunities in gas metering and in the provision and maintenance of gas equipment. They are expected to enhance earnings from the first year.

SSE will equity account for the networks as a joint venture and its Accounts will show SSE' s share of operating profit, interest and tax.

GENERATION AND SUPPLY

Generation and Supply Overview

Operating profit in Generation and Supply rose by 51.3%, from £88.1m to £133.3m. Growth was achieved mainly as a result of: benefits arising from the acquisition of Medway Power; early benefits from the acquisition of the Ferrybridge and Fiddler's Ferry power stations; increased output from hydro-electric stations, including more output qualifying for Renewable Obligation Certificates (ROCs); and sustained growth in energy supply customer numbers, offset by the impact of rising wholesale gas prices.

As part of the output of its power stations is sold into the wholesale, industrial and commercial markets, SSE has also continued to benefit from the recovery in wholesale electricity prices which started in 2003. Its flexible generation assets have continued to perform well in NETA, with success in the balancing market contributing £7.6m to operating profit in the first six months of the year.

Good performance in NETA is dependent on plant reliability, and the number of unplanned outages at SSE's wholly-owned gas-fired power stations fell by over 50% compared with the same period last year. This follows the reduction, also of more than 50%, achieved during 2003/04. In SSE's assessment, this performance remains market-leading.

Looking ahead, SSE believes it has the generation plant, systems and people in place to enable it to operate successfully in the Great Britain-wide electricity trading arrangements when they are introduced on 1 April 2005. In addition, while the UK's proposals for the National Allocation Plan under the forthcoming EU Emissions Trading Scheme have not yet been finalised, SSE believes that the work done so far suggests that its allocation of emissions allowances will be reasonable in comparison to the rest of the UK generation sector.

With the acquisition of Ferrybridge and Fiddler's Ferry, SSE now owns and operates almost 10,000MW of electricity generation. Comprising largely mid-merit and peaking plant, SSE's portfolio is now the second largest and the most diverse in the UK.

Gas Generation

SSE's generation portfolio was expanded with the acquisition of the balance of the equity interests which it did not already own in Medway Power for £241.1m in November 2003. This added another modern, flexible and efficient power station to its group of generation assets and gave SSE the economic benefit from having a 100% interest in Medway's contracts to supply power. It contributed around £23m additional operating profit in the first half of 2004/05, taking the total to £36m in the 11 months since the acquisition was completed.

SSE also acquired a 120MW gas-fired power station in Fife for £12.5m in February 2004 to provide further diversity of plant mix within its generation portfolio, particularly in the mid-merit sector. The station is in the process of being re-commissioned and will return to full service later this month.

The decision, announced in November 2003, to terminate two 'structural' agreements with Scottish Power will enable SSE to deploy 642MW of additional efficient and flexible thermal generation capacity at Peterhead Power Station in the enlarged GB-wide market from 1 April 2005. SSE will also gain access to 115MW of standby capacity at Peterhead. Up to 400GWh of hydro output previously made available to Scottish Power will also now be at SSE's disposal. There will be significant value in being able to deploy this in the market, especially if improved wholesale electricity prices are maintained.

Coal and Biomass Generation

SSE acquired the Ferrybridge and Fiddler's Ferry power stations, with a total capacity of almost 4,000MW, and associated coal stocks of 1.6m tonnes, for £136m on 30 July 2004. Fuel in transit and contracts to supply fuel for the power stations were also acquired for US$208 (£114m).

Both are flexible, mid-merit stations which have added to the diversity of SSE's generation portfolio and help it to meet peak demand for electricity. They also allow SSE to manage its exposure to changes in commodity prices for fuel by balancing its gas portfolio with a coal portfolio. In the first two months of ownership, the two power stations contributed £6m to operating profit.

The stations 'co-fire' fuels from renewable sources in order to displace fossil fuels, and this output qualifies for ROCs. During 2003/04, their output qualifying for ROCs was 331GWh. In the first six months of 2004/05, it was over 300GWh, of which the output in August and September is attributable to SSE.

Following the acquisition, SSE is now in the process of completing the integration of the assets into its generation portfolio. It is also examining all opportunities for improving the thermal efficiency of the power stations and all options for maximising the longer-term value of the assets, particularly with regard to biomass.

Hydro Generation

Performance in Generation and Supply during the first half of 2004/05 also benefited from the increase in electricity output qualifying for Renewable Obligation Certificates (ROCs), which attracted a premium of around £45/MWh. This was attributable to the growing proportion of SSE's hydro-electric capacity which has been refurbished so that its output qualifies for ROCs and to higher than average 'run-off' of water flowing into SSE's reservoirs.

The output of refurbished hydro stations with capacity of up to 20MW qualifies for ROCs. In total, SSE has 394MW of capacity in its sub-20MW stations. Refurbishment has been completed at an additional 30MW of hydro capacity since the start of 2004/05, taking the overall total to 305MW. The refurbishment of a further 40MW will be completed by the end of December and the remaining 49MW is expected to be completed within the next year. This is a significant milestone in SSE's £350m programme of investment in refurbishing its existing hydro-electric power stations and in developing new hydro capacity.

Water running off into reservoirs in the six months to 30 September was 32% above the long-term average. As a result of this and of the investment in refurbishing hydro capacity, SSE's ROC-qualifying hydro output in the first half of this year doubled, to over 400GWh, compared with the same period last year. Assuming average 'run-off' during the rest of this financial year, the ROC-

qualifying output for 2004/05 as a whole is expected to be over 1,300GWh.

The planning application for consent to build a new 100MW hydro-electric station at Glendoe near Loch Ness is now with Scottish Ministers for consideration and the initial tendering process for the project is almost complete. SSE will determine whether to proceed with the development on the basis of any conditions which must be met as part of the planning consent and on the outcome of the tendering process.

Looking ahead, the abolition of Hydro Benefit announced by Ofgem in November 2003 will increase SSE's profit from its generation activities by around £37m a year from 2005/06.

Wind Generation

In consulting on the terms of reference for their forthcoming reviews of the Renewables Obligation and the Renewables Obligation Scotland, both the UK government and the Scottish Executive stated their wish to maintain confidence in the stability of the renewables support framework.

This provides a very encouraging climate for investment and reinforces SSE's intention to remain the largest generator of electricity from renewable sources in the UK. To that end it has already secured planning permission to develop almost 200MW of new wind energy, including conditional consent received for a 32MW wind farm near Alyth in Perthshire in August 2004. Applications have been submitted to the relevant authorities in respect of a further 90MW of new wind farm capacity. In all, these developments will require investment of around £200m.

SSE is also planning the next phase of its investment in wind energy and expects to submit planning applications in respect of a further 200MW of capacity at four sites before the end of the current financial year. A number of other sites are also being developed with a view to seeking planning consent in future years. The development of all of these sites, if consented, will require investment of around £300m, in addition to the £200m already earmarked, over the next five years.

This total investment of £500m planned for new wind energy and the £350m investment in hydro means that SSE's wind and hydro renewables investment programme is £850m. As a result, SSE is on course to have more than 1,000MW of ROC-qualifying wind and hydro generating capacity by 2008. Of this, it already has in place, or has secured consent to develop, almost 600MW of capacity.

New Technologies

The government has made it clear that the key to realising the full potential of renewables is the development of new technologies.

In August 2004, SSE and Talisman Energy (UK) announced plans to construct a £24m deep water wind farm demonstrator project, with a capacity of up to 10MW, adjacent to the Beatrice Field, 25km off the coast of Scotland, in the Moray Firth. The project is being funded by the Scottish Executive, Department of Trade and Industry and the European Commission, in addition to the two companies. SSE is contributing £7m to the project. Electricity from the demonstrator project should begin to be generated by 2007.

SSE recently entered into an agreement with Renewables Devices Swift Turbines Ltd, a technology company providing accessible renewable energy solutions. It has developed what is believed to be the world's first feasible rooftop-mountable wind energy system, which is designed to be planning-compliant and capable of delivering significant amounts of energy to businesses, offices and homes. Under the agreement, SSE has invested in Renewable Devices and will provide

opportunities to market its rooftop wind system to a wide range of customers.

Renewable Technology Ventures Ltd (RTVL), the joint venture between SSE and The Weir Group, is continuing development work on a tidal power generating device. It is currently validating the design of the device and hopes to deploy it at the Orkney Marine Energy Test Centre during the next financial year.

Supply

SSE's energy supply business has now grown to 5.7m customers, having gained 450,000 customers in the first six months of the year, including over 300,000 customers from Atlantic Electric and Gas on 28 April 2004. Overall, SSE now has 1.15m more customers than at the start of 2002, an increase of 25%. It is now the fourth largest supplier of electricity and gas in the UK.

The final acquisition cost of the Atlantic customers and the customer debt book was £85.3m. Since the acquisition, over £30m from the debt book has been collected. Good progress continues to be made with integration so that, for example, it is now possible to handle calls to Atlantic in any part of SSE's Customer Service function. Integration is on course to be largely completed by the end of this financial year. Six months on from the acquisition, the number of customers with Atlantic is still over 300,000.

The winter normally represents a period of greater risk within energy trading, and this is especially the case this year given recent volatility in wholesale gas prices. The acquisition of Ferrybridge and Fiddler's Ferry has, however, significantly changed the nature of SSE's energy trading portfolio and it remains focused on minimising its exposure to commodity prices. In line with this, its long-term gas procurement strategy also means that SSE's energy requirements for the forthcoming winter have been generally satisfied.

While other energy supply companies have raised their prices at least twice during 2004, SSE has made just one increase and gave a commitment in August 2004 to hold prices at their current levels until at least early 2005. The actual duration of this commitment into 2005 is dependent on trends in wholesale energy prices.

Growth achieved during the first half of this year includes a net gain of business customers covering around 74,000 sites throughout Great Britain, including HSBC, the RAC, British Airways, Leeds City Council and the National Trust for Scotland. SSE also won the tender to supply electricity to the NHS's 800 large sites in England in a three-year deal worth over £220m. In total, SSE's business customers now cover almost 400,000 sites throughout Great Britain.

SSE believes that its long-term success as an energy supplier depends on supporting the strength of its regional brands, maintaining the highest possible standards of customer service and developing new products and services. The three strong regional brands – Southern Electric, SWALEC and Scottish Hydro Electric – have been more successful at retaining customers in their traditional areas than any other suppliers of electricity in Great Britain.

SSE's 'one-stop' fully integrated customer service system continues to offer the fullest range of functions in the sector and is being enhanced to improve further standards of service while at the same time keeping pace with changing technology. It is intended to offer on-line billing services to all existing SSE energy supply customers within the next few months. This will allow customers to view and pay their bills, submit meter readings and raise enquiries.

SSE secured a reduction of almost 50% in the number of customer complaints to energywatch

(excluding Atlantic) during the first six months of the year, despite the significant growth in customer numbers. This follows the 23% reduction achieved during 2003/04. SSE, excluding Atlantic, is the only energy supply company in the UK to have a five star Service Rating from uSwitch, which bases its analysis on how energy suppliers deal with customer complaints and on how wide a range of services they offer. The leading independent study, by JD Power, published on 2 November, found that SSE has the highest level of customer satisfaction among UK gas suppliers and the third highest among electricity suppliers.

During the first half of the year, SSE launched two new products, demonstrating the strength of its commitment to product development as a key contributor to success in energy supply. **power2** is a unique package which offers customers a commitment that electricity will be generated from SSE's hydro-electric schemes along with a tree-raising scheme to offset carbon emissions resulting from their consumption of gas and disposal of household waste. **easywarm** is a fixed-price energy product for customers aged over 50 which is currently being piloted in south Wales.

SSE believes that the combination of best-in-class customer service and the high value of its regional brands means the energy supply business can continue to grow in the future. It is important, however, to maximise the value to be derived from the enlarged customer base which has been built up over the last three years.

This will be done through development of a range of other energy-related services from other parts of SSE, such as electrical contracting services and domestic appliances. SSE believes it is uniquely well-placed among UK energy suppliers to consolidate and market the services it provides to customers 'beyond the meter'. In line with this, an energy services unit has recently been established within SSE to take account of the changing marketplace and to look at ways of capitalising on the breadth of SSE's products and services, with the aim of building longer-term and deeper relationships with customers.

CONTRACTING, CONNECTIONS, GAS STORAGE, TELECOMS AND OTHER BUSINESSES

Operating profit from contracting, connections, gas storage, telecommunications and other businesses increased by 3.8%, from £37.3m to £38.7m.

Contracting and Connections

Contracting and Connections delivered operating profit of £19.6m in the first six months of the year, a decrease of 10.9% on the previous year, when a particularly large number of connections contracts were completed. Nevertheless, the Contracting business' plans for future growth are progressing well.

Its joint venture with Interserve, called 'PriDE', has been named by the Ministry of Defence as the preferred bidder for its £400m South East Regional Prime contract to provide mechanical and electrical maintenance for more than 100 MoD locations in London and the south-east of England. In the past six months, it has also been successful in winning contracts from organisations such as South West Trains, Airbus and Astra Zeneca.

The Connections business completed around 20,000 electrical connections in the first half of the year. In addition, it has continued to expand its portfolio of out-of-area electricity networks. It secured a large contract from Barclays Capital to provide electrical connections for the development at Rowdell Road, Northolt, in London. The rate of connecting new premises to its gas networks continued to grow, and during the first six months of the year, it connected a further 2,700 premises, taking the total number of connections to just over 23,000.

Gas Storage

Gas storage delivered an operating profit of £8.7m, an increase of 47.5% compared with the previous year. Demand for gas storage facilities in the UK remains high and, in a volatile gas market, SSE has continued to enter into new contracts to provide storage at a significantly higher value than the 'legacy' contracts it inherited when Hornsea was acquired.

SSE's joint venture with Statoil (UK), in which SSE is investing £150m, to develop the UK's largest onshore gas storage facility at Aldbrough, is making good progress, with the project on course to commence 'leaching' of the salt caverns within the next few weeks. The development will feature nine such caverns, with a total new capacity of around 420 million cubic metres, of which SSE will have the ownership interest in 280 million cubic metres. Overall, each day, SSE will be able to import 14 million cubic metres of gas into Aldbrough and to deliver 26 million cubic metres of gas from the facility. The first part of the new facility is expected to be operational from 2007. It will, as a result, secure for SSE a significantly enhanced presence in the UK gas storage market.

Telecoms

SSE's combined telecoms business achieved an operating profit of £4.8m in the six months to 30 September, compared to £0.9m in the same period last year. The benefits from establishing in 2003/04 a national telecoms network, a UK-wide sales force and a competitive range of products targeted at commercial and public sector customers are now being realised.

This means the improvement in performance is partly the result of higher sales, and important contracts have been signed with major companies such as AT&T and NTL. In addition, an improvement in gross margins and a reduction in overhead costs has been achieved, partly through synergy savings achieved by combining the SSE Telecom and Neos businesses.

Corporate and Property Services

Corporate and Property Services contributed £5.6m to operating profit.

SAFETY AND THE ENVIRONMENT

SSE aims to create value for shareholders by running the business with a strong emphasis on safety and on caring for the environment. During the first six months of the year, the number of lost time and reportable accidents within the company was 10, compared with 7 in the same period last year and 27 during 2003/04 as a whole. The number of serious, or potentially serious, road traffic accidents involving employees driving company vehicles was 8, compared with 14 in the same period last year.

SSE's target for any given year is zero reportable environmental incidents. There were no such incidents during the first six months of 2004/05. SSE published 12 environmental targets in its Environment Annual Report 2004, and is on course to deliver improved environmental performance in many key activities during 2004/05.

COST SAVINGS

Since SSE was formed at the end of 1998, total cumulative cost savings of £692m have been secured. The expansion at SSE over the past two years, however, combined with the forthcoming investment in gas distribution networks, means that SSE's established means of reporting post-

merger cost savings no longer provides a fully meaningful picture of the extent of efficiency gains that are being made within SSE as a whole. Nevertheless, the scope for achieving further efficiencies across SSE's activities remains significant, and the tight controls over costs remain in place.

GROUP CAPITAL EXPENDITURE

Group investment and capital expenditure, excluding acquisitions, totalled £160.7m in the first six months of the year, compared with £125.7m in the same period last year.

Capital expenditure in Power Systems was £75.2m, compared with £65.6m in the previous year. Of this, £38.5m was invested in network refurbishment and £36.7m on network expansion.

The other main feature of capital expenditure was investment of £44.5m for growth in generation, with the refurbishment work being carried out at hydro-electric power stations and the development of new hydro-electric and wind energy schemes which will lead to the production of ROC-qualifying energy.

Within the overall total, capital expenditure for growth was £105.4m in the first half of the year. This largely comprised network expansion and renewable energy. As stated in the Preliminary Results in May 2004, capital expenditure will increase significantly in the next few years, with investment in renewable energy, networks and gas storage, and is expected to be up to £400m by the end of the current financial year. All investments are expected to achieve returns which are greater than the cost of capital and are expected to enhance earnings.

INTEREST

The net interest charge was £46.1m, compared with £38.9m in the previous year. This reflects the acquisitions made during the period, offset by continuing strong cash flow. Underlying interest cover was 6.8 times, compared with 7.2 times the previous year.

On 29 September 2004, SSE announced the issue of £300m of Senior Unsecured 3.75% Convertible Bonds, due 2009, convertible at 900p into fully paid ordinary shares of SSE. The net proceeds of the issue will be used for general corporate purposes and, in the short term, to reduce SSE's existing borrowings.

TAX

The effective current tax rate was 25.5%, compared with 24.0% in the same period last year. As deferred tax liabilities are only a potential exposure, discounting has been applied to reflect the long-term nature of the assets and this impacts on both the profit and loss account and the balance sheet. An additional discounted liability of £8.2m has been recognised on the balance sheet as at 30 September. The tax charge is 28.6%, compared with 26.2% in the previous year.

CASH FLOW

In the six months to 30 September 2004, SSE's net debt increased by £238.6m to £1,655.7m. This increase is more than accounted for by acquisitions totalling £338.0m and capital expenditure for growth in renewable energy, gas storage and expansion of electricity networks totalling £105.4m.

Underlying operational cash flow, therefore, remains strong.

BALANCE SHEET

SSE continues to maintain one of the strongest balance sheets in the global utility sector, which continues to give it significant competitive advantage in terms of cost of funding and supporting new developments.

FRS 17 was adopted in full for 2001/02 for the treatment of pension scheme assets, liabilities and costs. At 30 September 2004, a net pension scheme deficit of £169.3m is recognised in the balance sheet, including £19.6m of deficit in respect of the scheme for employees at Ferrybridge and Fiddler's Ferry. The deficit on 31 March 2004 was £124.4m. Employer cash contributions to the Southern Electric pension scheme amounted to £5.0m in the first six months of the year; contributions to the Scottish Hydro-Electric scheme amounted to £4.4m; and £0.5m was contributed to the schemes for employees at Ferrybridge and Fiddler's Ferry.

The actuarial valuation of the Southern Electric scheme as at 31 March 2004 is not yet finalised. The draft results, however, suggest a gross deficit of £275.5m, compared with the FRS 17 deficit of £253.0m. Discussions with the Trustees on how this deficit might be repaired are continuing. A contribution towards the deficit of around £28m per year (increasing each year in line with RPI) is anticipated, in addition to an ongoing contribution rate of 19.9% of salaries. Similar discussions are in progress with the Trustees of the pension scheme that exists for the benefit of employees at Fiddler's Ferry and Ferrybridge power stations where a draft deficit of £13.6m has been calculated as at 31 March 2004.

As previously disclosed, a claim for over £300m has been lodged with the administrators of TXU following the termination of the 'in the money' contract to supply power to TXU, which went into administration in November 2002. SSE remains confident that it is well-placed relative to other creditors and continues to believe that more than 50% of this claim will be recovered in due course.

PURCHASE OF OWN SHARES

During 2003/04, 1,760,000 of the Company's 50p ordinary shares were purchased and cancelled at an average price of 633p per share. While the Directors' authority to purchase, in the market, the Company's own shares was renewed at the Annual General Meeting on 29 July 2004, that authority has not so far been exercised during 2004/05. The Board of SSE will, however, continue to take opportunities to return value to shareholders through the purchase of the Company's own shares should the conditions be appropriate.

STRATEGY AND OUTLOOK

Over the past two years, SSE has taken advantage of its carefully-maintained balance sheet strength to make a number of acquisitions in energy businesses in the UK, while progressing with a major programme of investment in renewable energy, electricity networks and gas storage. In doing so, it has maintained the overall balance within SSE between regulated network businesses and Generation and Supply.

Key tasks now for SSE are to complete the successful integration of the various acquisitions into its existing businesses and to deliver maximum value from the investment programme. This will be done while keeping a clear focus on the need to maintain operational excellence throughout all of SSE's activities. This balanced and disciplined strategy has been designed, and is being

implemented, with the clear objective of delivering sustained real growth in the dividend in the years ahead.

Investor Timetable

23 February 2005	Shares go ex-dividend
25 February 2005	Date for recording transfers to receive dividend
24 March 2005	Dividend payable
18 May 2005	Announcement of Preliminary Results
28 July 2005	Annual General Meeting - Pitlochry

Enquiries to:

Scottish and Southern Energy plc

Alan Young – Director of Corporate Communications	+ 44 (0)870 900 0410
Denis Kerby – Investor and Media Relations Manager	+ 44 (0)870 900 0410

Financial Dynamics

Andrew Dowler	+ 44 (0)20 7831 3113

There will be an analysts' presentation starting at 09:30 GMT at the offices of Financial Dynamics, Holborn Gate, 26 Southampton Buildings, London WC2A 1PB.

Webcast facility: This is available by going to: www.scottish-southern.co.uk

Telephone conference call:

Thursday 4 November
UK: 0845 146 2004
International: +44 1452 569 393

Replay facility (for one week)
UK: 0845 245 5205
International: +44 1452 550 000
Pin number: 2123682#

PROFIT AND LOSS ACCOUNT

For the period 1 April 2004 to 30 September 2004

Year to 31 March 2004 £m			Note	Half Year to 30 Sept. 2004 unaudited £m	Half Year to 30 Sept. 2003 unaudited £m
5,124.4	Total group turnover		6	2,705.1	1,963.5
629.1	Group operating profit			283.0	240.1
	Share of operating profit in:				
30.6	Joint ventures			14.8	14.7
20.6	Associates			8.3	7.8
680.3	Total operating profit		6	306.1	262.6
10.2	Gain on disposal of property		6	-	10.2
0.1	Income from fixed asset investments			-	0.1
	Net interest payable:				
(63.3)	Group			(37.2)	(26.6)
(11.5)	Joint ventures			(5.3)	(5.9)
(10.7)	Associates			(3.6)	(6.4)
2.2	Other finance income			6.2	1.2
607.3	Profit on ordinary activities before taxation			266.2	235.2
(159.5)	Taxation		4	(76.1)	(61.7)
447.8	Profit on ordinary activities after taxation			190.1	173.5
0.1	Equity minority interests in subsidiary undertaking			0.1	-
447.9	Profit attributable to ordinary shareholders			190.2	173.5
(322.9)	Dividends		7	(104.9)	(96.9)
125.0	Retained profit			85.3	76.6
52.3p	Earnings per share	- basic	8	22.2p	20.3p
54.1p		- adjusted	8	23.4p	20.3p
52.2p		- diluted	8	22.2p	20.2p
37.7p	Dividend per ordinary share		7	12.2p	11.3p

BALANCE SHEET

At 30 September 2004

At 31 March 2004 £m		Note	At 30 Sept. 2004 unaudited £m	At 30 Sept. 2003 unaudited £m

4,610.1	Fixed assets		4,829.0	4,292.8
	Current assets			
46.0	Stocks		136.5	54.9
736.9	Debtors		688.5	446.3
21.8	Investments		13.4	7.3
6.5	Cash at bank and in hand		-	-
(1,291.5)	Creditors - amounts falling due within one year		(1,401.0)	(940.3)
(480.3)	Net current liabilities		(562.6)	(431.8)
4,129.8	Total assets less current liabilities		4,266.4	3,861.0
(1,668.6)	Creditors - amounts falling due after more than one year		(1,656.8)	(1,443.5)
(608.7)	Provisions for liabilities and charges		(653.9)	(573.9)
1,852.5	Net assets excluding pension asset/ (liability)		1,955.7	1,843.6
52.7	Pension asset		52.6	33.6
(177.1)	Pension liability		(221.9)	(179.9)
1,728.1	Net assets including pension asset/ (liability)		1,786.4	1,697.3
428.7	Called up share capital		429.2	428.9
1,299.7	Reserves		1,357.6	1,268.6
1,728.4	Total shareholders' funds	9	1,786.8	1,697.5
(0.3)	Equity minority interests in subsidiary undertaking		(0.4)	(0.2)
1,728.1			1,786.4	1,697.3

CASH FLOW STATEMENT

For the period 1 April 2004 to 30 September 2004

Year to 31 March 2004 £m		Note	Half Year to 30 Sept. 2004 unaudited £m	Half Year to 30 Sept. 2003 unaudited £m
800.3	Net cash inflow from operating activities	10	573.7	434.4
11.5	Dividends from joint ventures and associates		3.7	3.7
(53.5)	Returns on investments and servicing of finance		(49.0)	(35.9)
(142.7)	Taxation		(76.7)	(75.0)
615.6	Free cash flow		451.7	327.2
	Capital expenditure and financial			

(259.9)	investment	(131.4)	(130.5)
(244.5)	Acquisitions and disposals	(338.0)	(9.7)
(306.7)	Equity dividends paid	(226.4)	(210.0)
(195.5)	Cash outflow before management of liquid resources and financing	(244.1)	(23.0)
(12.8)	Management of liquid resources	8.4	1.7
219.5	Financing	220.4	16.5
11.2	(Decrease)/increase in cash in the period	(15.3)	(4.8)

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

For the period 1 April 2004 to 30 September 2004

Year to 31 March 2004		Half Year to 30 Sept. 2004 unaudited	Half Year to 30 Sept. 2003 unaudited
£m		£m	£m
	Profit for the financial period:		
425.5	Group	179.2	166.8
16.3	Joint ventures	6.8	6.7
6.1	Associates	4.2	-
447.9	Profit for the financial period:	190.2	173.5
153.8	Actuarial (loss) / gain recognised in respect of pension fund	(32.4)	139.2
601.7	Total recognised gains and losses relating to the financial period	157.8	312.7

NOTES TO THE INTERIM ACCOUNTS

1. Basis of preparation

The interim report has been prepared on the basis of accounting policies consistent with those set out in the annual report for the year ended 31 March 2004. The financial information in this report does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. It is unaudited but has been reviewed by the auditors. Figures for the year to 31 March 2004 included within this report are an abridged version of the full accounts which carry an unqualified auditor's report and have been filed with the Registrar of Companies.

2. International Financial Reporting Standards

The application of International Financial Reporting Standards (IFRS) will be required for listed companies commencing on or after 1 January 2005. Therefore, SSE will publish IFRS compliant interim financial statements for the six month period to 30 September 2005 and for the year to 31 March 2006. A working group has conducted a review of SSE's financial reporting procedures and disclosures and has identified a number of areas where restatement is likely to be required. A timetable of key dates has also been established to manage this process. At this stage, it is not appropriate to disclose any quantitative impacts of conversion.

3. Approval

The interim report for the six months ended 30 September 2004 was approved by the directors on 4 November 2004.

4. Taxation

The corporation tax charge reflects the anticipated effective rate on profit before taxation for the Group for the year ending 31 March 2005. The anticipated effective rate for the Group for the current year, after charging deferred tax, is 28.6% (2004 – 26.3%).

5. Acquisitions

On 28 April 2004, the Group acquired the assets and ongoing business of Atlantic Electric & Gas (in administrative receivership) from the Receivers. The fair value of the assets acquired and the final consideration paid as included in these accounts are provisional.

On 30 July 2004, the Group acquired the Fiddler's Ferry and Ferrybridge power stations, associated coal stocks, fuel in transit and contracts to supply fuel from AEP Energy Services UK Ltd. The fair value of the assets acquired and the final consideration paid as included in these accounts are provisional.

6. Turnover and profit analysis

Year to 31 March 2004 £m			Half Year to 30 Sept. 2004 £m	Half Year to 30 Sept. 2003 £m
	Turnover			
243.3	Power Systems	Scotland	119.8	116.2
378.5		England	170.4	177.6
621.8			290.2	293.8
4,505.6	Generation and Supply		2,403.7	1,721.4
576.5	Other businesses		287.8	263.4
5,703.9			2,981.7	2,278.6
(579.5)	Less inter activity sales		(276.6)	(315.1)
5,124.4			2,705.1	1,963.5
	Operating profit			
118.1	Power Systems	Scotland	57.4	55.3
199.4		England	84.6	88.5
317.5			142.0	143.8
286.5	Generation and Supply		126.8	82.6

76.3	Other businesses	37.3	36.2
680.3		306.1	262.6

The gain on disposal of property at March 2004 and September 2003 relates to the sale of land and buildings at Amersham Road, Reading.

7. Dividends

The interim dividend per ordinary share of 12.2p (2003 – 11.3p) will be paid on 24 March 2005 to those shareholders on the Scottish and Southern Energy plc share register on 25 February 2005.

8. Earnings per Share

Year to 31 March 2004 Earnings per share Pence		Half Year to 30 Sept. 2004 Earnings £m	Half year to 30 Sept. 2003 Earnings £m	Half Year to 30 Sept. 2004 Earnings per share pence	Half year to 30 Sept. 2003 Earnings per share pence
52.3	Basic	190.2	173.5	22.2	20.3
	Adjusted for:				
1.7	amortisation of goodwill	7.9	6.6	0.9	0.7
1.6	deferred tax	8.2	5.2	1.0	0.6
(0.3)	finance income from net pension asset	(6.2)	(1.2)	(0.7)	(0.1)
55.3		200.1	184.1	23.4	21.5
(1.2)	disposal of property	-	(10.2)	-	(1.2)
54.1	Adjusted	200.1	173.9	23.4	20.3
52.2	Diluted	190.2	173.5	22.2	20.2

The adjusted figures are before amortisation of goodwill, the charge for deferred tax, finance income from net pension asset and the disposal of property in 2003.

The weighted average number of shares used in each calculation is as follows:

	Sept. 2004 Number of shares (millions)	Sept. 2003 Number of shares (millions)
For basic and adjusted earnings per share	857.0	856.7

Effect of exercise of share options	1.6	1.6
For diluted earnings per share	858.6	858.3

9. Reconciliation of movement in equity shareholders' funds

Year to 31 March 2004 £m		Half Year to 30 Sept. 2004 £m	Half Year to 30 Sept. 2003 £m
447.9	Profit for the period	190.2	173.5
(322.9)	Dividends	(104.9)	(96.9)
125.0	Retained profit for the financial period	85.3	76.6
153.8	Actuarial (loss)/gain recognised in respect of the pension fund	(32.4)	139.2
278.8		52.9	215.8
6.6	New share capital subscribed	5.5	2.0
(27.8)	Transfer on acquisition of subsidiary	-	-
(11.2)	Repurchase of ordinary share capital for cancellation	-	(2.3)
246.4	Net addition to shareholders' funds	58.4	215.5
1,482.0	Opening shareholders' funds	1,728.4	1,482.0
1,728.4	Closing shareholders' funds	1,786.8	1,697.5

10. Reconciliation of operating profit to net cash flow from operating activities

Year to 31 March 2004 £m		Half Year to 30 Sept. 2004 £m	Half Year to 30 Sept. 2003 £m
629.1	Operating profit	283.0	240.1
(2.3)	FRS 17 pension charge	0.4	4.3
183.1	Depreciation, amortisation and revaluation adjustments	99.3	87.1
14.8	Amortisation of goodwill and intangible asset	8.2	6.6
(20.4)	Customer contributions and capital grants released	(12.4)	(8.0)
15.0	(Increase)/Decrease in stocks	(7.5)	(4.6)
(131.3)	Decrease/(Increase) in debtors	185.8	166.7
-	Recovery from Atlantic debt acquired	30.2	-
130.6	(Decrease)/Increase in creditors	(6.3)	(46.4)
(17.0)	Decrease in provisions	(6.6)	(10.5)
(1.3)	Profit on disposal of tangible fixed assets	(0.4)	(0.9)
800.3	Net cash inflow from operating activities	573.7	434.4

11. **Reconciliation of net cash flow to movement in net debt**

Year to 31 March 2004 £m		Half Year to 30 Sept. 2004 £m	Half Year to 30 Sept. 2003 £m
11.2	(Decrease)/increase in cash in the financial period	(15.3)	(4.8)
(224.1)	Net cash (inflow) from (increase) in debt and lease financing	(214.9)	(16.8)
12.8	Net cash (inflow)/outflow from (decrease)/increase in liquid resources	(8.4)	(1.7)
(200.1)	Movement in net debt in the financial period	(238.6)	(23.3)
(1,217.0)	Net debt at start of financial period	(1,417.1)	(1,217.0)
(1,417.1)	Net debt at end of financial period	(1,655.7)	(1,240.3)

12. **Analysis of net debt**

	1 April 2004 £m	Cash Flow £m	30 Sept. 2004 £m
Cash at bank and in hand	6.5	(6.5)	-
Overdrafts	(1.8)	(8.8)	(10.6)
Other debt due within one year	(64.3)	(217.2)	(281.5)
Net borrowings due within one year	(59.6)	(232.5)	(292.1)
Net borrowings due after more than one year	(1,379.3)	2.3	(1,377.0)
Current asset investments	21.8	(8.4)	13.4
Net debt	(1,417.1)	(238.6)	(1,655.7)

13. **Amortisation of goodwill**

The goodwill amortisation charge for the period can be analysed across business segments as follows:

	Half Year to 30 Sept. 2004 £m	Half Year to 30 Sept. 2003 £m
Power Systems	-	-
Generation and Supply	6.5	5.5
Other Businesses	1.4	1.1
	7.9	6.6

INDEPENDENT REVIEW REPORT BY KPMG AUDIT PLC TO SCOTTISH AND SOUTHERN ENERGY PLC

Introduction

We have been engaged by the company to review the financial information set out on pages 11 to 18 and we have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with the terms of our engagement to assist the company in meeting the requirements of the Listing Rules of the Financial Services Authority. Our review has been undertaken so that we might state to the company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where they are to be changed in the next annual accounts in which case any changes, and the reasons for them, are to be disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4: Review of interim financial information issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review, we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 September 2004.

KPMG Audit Plc

Chartered Accountants

Edinburgh

4 November 2004

END

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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Director Shareholding
Released	14:34 29-Oct-04
Number	6491E

Scottish and Southern Energy

RNS Number:6491E
Scottish & Southern Energy PLC
29 October 2004

The Company was notified on 29 October 2004 by Halifax plc, the provider of the all employee Share Incentive Plan ('SIP'), of the following purchases in the Company's ordinary shares:-

a. that 27,026 shares were purchased at £8.37 using participating employees' gross salary ('Partnership Shares').

b. that the Company matched the Partnership Shares purchased by employees and purchased a further 15,700 shares at £8.37 ('Matching Shares'). The Company gives employees 1 Matching Share for each Partnership Share bought by them up to a maximum of 5 Matching Shares per month.

The 42,726 shares (Partnership and Matching) were allocated to employees at £8.33

The purchase was made pursuant to a regular standing order instruction with Halifax plc for monthly purchases of Partnership and Matching Shares for the SIP.

The interests of Executive directors of the Company in the transactions were as follows:

Directors	Number of Partnership Shares	Number of Matching Shares	Percentage of issued class	Total holding following notification	Total percentage of shares in issue following notification
Colin Hood	15	5	0.000002%	21,498	0.003%
Ian Marchant	15	5	0.000002%	64,419	0.008%
David Sigsworth	15	5	0.000002%	43,784	0.005%
Alistair Phillips-Davies	15	5	0.000002%	11,098	0.001%
Gregor Alexander	15	5	0.000002%	8,843	0.001%

:

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Rooftop wind energy system
Released	14:54 28-Oct-04
Number	5933E

Scottish and Southern Energy

RNS Number:5933E
Scottish & Southern Energy PLC
28 October 2004

SCOTTISH AND SOUTHERN ENERGY INVESTS IN ROOFTOP WIND ENERGY SYSTEM

Scottish and Southern Energy plc ("SSE") has entered into an agreement under which it expects to acquire, over a 30 month period, 20% of the share capital of Renewable Devices Swift Turbines Ltd (previously named Renewable Devices Ltd), for a total cash consideration of £293,000.

Renewable Devices Swift Turbines is an Edinburgh-based technology company which was founded in 2002. It has developed what is believed to be the world's first feasible rooftop-mountable wind energy system, which is designed to be quiet running, planning-compliant and capable of delivering significant amounts of energy to businesses, offices and homes. It is estimated that around one quarter of all the UK emissions of CO2 and greenhouse gasses comes from household use of fossil fuels and the technology incorporated in the Swift Rooftop Wind Energy SystemTM assists in reducing these emissions by generating electricity on-site. There are Clear Skies and SCHRI grant schemes available to assist customers wishing to install small-scale renewable energy technologies such as Swift wind turbines.

Under the agreement, SSE and Renewable Devices Swift Turbines will work in partnership to manufacture, market and install the Swift Rooftop Wind Energy SystemTM to gas and electricity customers throughout the UK. SSE expects to place around 2,000 orders for the system, worth up to a total of £9m, over three years. The joint project therefore represents a multi-million pound investment by SSE which will enable them to take this innovative new technology to the market in conjunction with Renewable Devices Swift Turbines. The Swift augments existing electricity systems, is rooftop-mounted and not space-intensive, is simple to install, demands no user-management and should be available at a fraction of the costs of existing comparable systems. A typical device should provide about 30% of the electricity needs of a typical semi-detached house, reducing carbon dioxide emissions by around 1.8 tonnes per annum.

Ian Marchant, Chief Executive of SSE, said: "SSE is by some distance the UK's largest generator of electricity from renewable sources, and I am delighted that this partnership with Renewable Devices Swift Turbines will enable us to provide small-scale renewable devices to energy customers throughout the country.

While the product will be of interest to customers who are particularly interested in environmental issues, it should, in the future, also provide ongoing cost savings for all customers. It will give us an opportunity to build longer-term partnerships with energy customers within the context of a developing energy services market in the UK. We expect to begin marketing an expanded range of energy services, including rooftop turbines, in the course of 2005."

Dr David Anderson, a Director of Renewable Devices Swift Turbines said: "We are delighted to be working with Scottish and Southern Energy on this exciting micro-generation project. Combining with SSE's expertise as the UK's largest renewable energy company will enable us to bring this exciting and innovative wind energy product to the market. This is a wonderful example of one of Scotland's largest companies working together with an innovative, emerging business. It is clear that the wind turbines delivered by this joint project will be good for the environment, good for the economy and good for electricity users."

For further information please contact:

Scottish and Southern Energy Tel : 0870 900 0410

Alan Young - Director of Corporate Communications
Julian Reeves - Communications Manager

END

Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Formal Notice
Released	07:14 27-Oct-04
Number	5156E

Scottish and Southern Energy

FORMAL NOTICE FOR SPECIALIST SECURITIES

PUBLICATION DATE: 27th October, 2004

Application has been made to the UK Listing Authority for the following securities to be admitted to the Official List.

DETAILS OF ISSUE: £300,000,000 Senior Unsecured 3.75 per cent Convertible Bonds due 2009, convertible into fully paid ordinary shares in Scottish and Southern Energy plc

ISSUER: Scottish and Southern Energy plc

INCORPORATED IN: Scotland

GUARANTOR: N/A

INCORPORATED IN: N/A

Particulars relating to the issue may be obtained from the addresses detailed below during usual business hours for fourteen days from the date of this formal notice:

Scottish and Southern Energy plc
Inveralmond House
200 Dunkeld Road
Perth, PH1 3AQ

Merrill Lynch International
2 King Edward Street
London
EC1A 1HQ

In addition, a copy of the Particulars is available for inspection at the Document Viewing Facility at the Financial Services Authority, 25 The North Colonnade, London E14 5HS.

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Regulatory Announcement

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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Listing Particulars
Released	07:00 27-Oct-04
Number	4761E

Scottish and Southern Energy

FORMAL NOTICE FOR SPECIALIST SECURITIES

PUBLICATION DATE: 27th October 2004

Application has been to the UK Listing Authority for the following securities to be admitted to the Official List:

DETAILS OF ISSUE: £300,000,000 Senior Unsecured 3.75 per cent Convertible Bonds due 2009, conver paid ordinary shares in Scottish and Southern Energy plc

ISSUERS: Scottish and Southern Energy plc

INCORPORATED IN: Scotland

Particulars relating to the issue may be obtained from the addresses detailed below during usual business for fourte the date of this formal notice from:

Scottish and Southern Energy plc
Inveralmond House
200 Dunkeld Road
Perth
PH1 3AQ

Merrill Lynch International
2 King Edward Street
London
EC1A 1HQ

In addition, a copy of the Particulars is available for inspection at the Document Viewing Facility at the Financial S Authority, 25 The North Colonnade, London E14 5HS.

END

Regulatory Announcement

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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Holding(s) in Company
Released	16:18 06-Oct-04
Number	7975D

Scottish and Southern Energy

RNS Number:7975D
Scottish & Southern Energy PLC
6 October 2004

NOTIFICATION UNDER SECTION 198 TO 202 OF THE COMPANIES ACT 1985

The Company was notified on 5 October 2004 that Prudential plc and all its subsidiary companies no longer had a notifiable interest in the issued share capital of Scottish and Southern Energy plc.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Director Shareholding
Released	16:59 30-Sep-04
Number	5579D

Scottish and Southern Energy

RNS Number:5579D
Scottish & Southern Energy PLC
30 September 2004

SIP

The Company was notified on 30 September 2004 by Halifax plc, the provider of the all employee Share Incentive Plan ('SIP'), of the following purchases in the Company's ordinary shares:-

(a) that 24,140 shares were purchased at £7.80 using participating employees' gross salary ('Partnership Shares').

(b) that the Company matched the Partnership Shares purchased by employees and purchased a further 13,984 shares at £7.80 ('Matching Shares'). The Company gives employees 1 Matching Share for each Partnership Share bought by them up to a maximum of 5 Matching Shares per month.

The 38,124 shares (Partnership and Matching) were allocated to employees at £7.66

The purchase was made pursuant to a regular standing order instruction with Halifax plc for monthly purchases of Partnership and Matching Shares for the SIP.

The interests of Executive directors of the Company in the transactions were as follows:

Directors	Number of Partnership Shares	Number of Matching Shares	Percentage of issued class	Total holding following notification	Total percentage of shares in issue following notification
Colin Hood	16	5	0.000002%	13,595	0.002%
Ian Marchant	16	5	0.000002%	56,786	0.007%
David Sigsworth	16	5	0.000002%	43,764	0.005%
Alistair Phillips-Davies	16	5	0.000002%	9,397	0.001%
Gregor Alexander	16	5	0.000002%	8,053	0.001%

Deferred Bonus Scheme Maturity

Also, on 30 September 2004 the Company was notified by the Trustees of the Scottish and Southern Energy Deferred Bonus Plan ("the Plan") that there were the following changes in directors' interests in the Company's ordinary shares ("the Shares") arising out of the operation of the Plan.

Awards of Shares under the Plan can be unconditionally released to participants following the third anniversary of grant ("the Maturity Date").

The following executive directors elected to call for the Shares set out below. On 30 September 2004, sufficient Shares were sold at £7.791 to discharge income tax and National Insurance contribution liabilities arising on their release from the Deferred Bonus Plan Trust ("the Trust"). The remaining shares were retained by the executive director.

Executive director	Shares released from the Trust	Shares sold at £7.791 to satisfy commission and tax	Balance Certificate

Ian Marchant	12,909	5,296	7,613
Colin Hood	13,373	5,490	7,883
Alistair Phillips-Davies	2,855	1,174	1,681
Gregor Alexander	1,311	541	770

As a result of the transactions referred to above the Trust holds a total of 598,841 Shares representing 0.07% of the Company's issued share capital. The intersts of the executive directors are now as follows:-:

Executive director	Total holding following this notification	Total holding as a percentage of shares in issue
Ian Marchant	64,399	0.008%
Colin Hood	21,478	0.003%
Alistair Phillips-Davies	11,078	0.001%
Gregor Alexander	8,823	0.001%

In addition, the executive directors are deemed for Companies Act purposes to be interested in all the Shares held by the Trust.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Re Convertible Bond Issue
Released	12:22 30-Sep-04
Number	5325D

Scottish and Southern Energy

Not for distribution in or into the United States

30 September 2004

Exercise of Over-Allotment Option

Further to the announcement on 29 September 2004 regarding the completion of a convertible bond issue by Scottish and Southern Energy plc ("SSE"), SSE is pleased to announce that Merrill Lynch International has today exercised the over-allotment option of £25 million in principal amount of the Bonds.

For further information please contact:

Scottish and Southern Energy Tel: +44 870 900 0410

Alan Young – Director of Corporate Communications

Denis Kerby – Investor and Media Relations Manager

Merrill Lynch International Tel: +44 20 7996 1000

Simon Fraser

Julian Kozerski

Andrew Osborne

STABILISATION/FSA

In the United Kingdom, this announcement is directed exclusively at persons who fall within article 19 (5) or 49 (2) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (all such persons together being referred to as "relevant persons"), and must not be acted on or relied upon by persons other than relevant persons. Any invitation or inducement to engage in any investment activity included within this announcement is available only to relevant persons and will be engaged in only with relevant persons.

This announcement is not for distribution, directly or indirectly in or into the United States or to any US person (as defined in Regulation S under the US Securities Act of 1933, as amended ("Regulation S")). These materials are not an offer of securities for sale into the United States or elsewhere. The securities may not be offered or sold in the United States or to, or for the account or benefit of, US persons unless they are registered or exempt from registration. There will be no public offer of securities in the United States.

Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Director Shareholding
Released	09:14 30-Sep-04
Number	5174D

Scottish and Southern Energy

RNS Number:5174D
Scottish & Southern Energy PLC
30 September 2004

Notification of Directors' Interests

Scottish and Southern Energy plc wishes to notify the following changes in directors' interests in the Company's Ordinary 50p Shares (shares) following a notification to the Company on 29 September 2004 by the PEP Manager, The Bank of New York, regarding the reinvestment on the September dividend, on 27 September 2004 at £ 7.595, pursuant to a regular standing order instruction.

Director	Number of shares purchased	Percentage of issued share class	Total holding following notification	Total percentage of issued shares following notification
David Sigsworth	175	0.00004%	43,743	0.005%
Lorna Sigsworth (spouse)	144			
Gregor Alexander	22	0.000003%	8,032	0.001%

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Stabilisation Notice
Released	11:34 29-Sep-04
Number	4729D

Scottish and Southern Energy

Not for distribution in or into the United States

29 September 2004

Stabilisation Notice

Scottish and Southern Energy plc (the "Company")

Issue of £275 million Senior Unsecured 3.75 per cent Convertible Bonds due 2009 (the "Bonds") with an over-allotment option of up to £25 million of Bonds.

Merrill Lynch International ("MLI") notifies you that it is the stabilising manager and may conduct stabilising activities in relation to the Company's ordinary shares (the "Shares") and the Bonds. We confirm the following:

1. Stabilising activities may be undertaken in:

   (i) the Bonds referred to above, and

   (ii) the Shares (ISIN: GB0007908733) referred to above;

2. The stabilising manager is Merrill Lynch International (contact: John Millar - Telephone: 020 7995 3700);

3. The stabilisation period may commence at 11.30am on 29 September 2004 and end on 29 October 2004 inclusive (30 days after pricing of the Bonds);

4. Stabilising activities in relation to the Bonds and the Shares may occur on the London Stock Exchange plc;

5. The issue price of the Bonds is 100 per cent of the principal amount of the Bonds as announced on 29 September 2004;

For further information please contact:

Scottish and Southern Energy Tel: +44 870 900 0410

Alan Young – Director of Corporate Communications

Denis Kerby – Investor and Media Relations Manager

Merrill Lynch International Tel: +44 20 7996 1000

Simon Fraser

Julian Kozerski

Andrew Osborne

STABILISATION/FSA

In the United Kingdom, this announcement is directed exclusively at persons who fall within article 19 (5) or 49 (2) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (all such persons together being referred to as "relevant persons"), and must not be acted on or relied upon by persons other than relevant persons. Any invitation or inducement to engage in any investment activity included within this announcement is available only to relevant persons and will be engaged in only with relevant persons.

This announcement is not for distribution, directly or indirectly in or into the United States or to any US person (as defined in Regulation S under the US Securities Act of 1933, as amended ("Regulation S")). These materials are not an offer of securities for sale into the United States or elsewhere. The securities may not be offered or sold in the United States or to, or for the account or benefit of, US persons unless they are registered or exempt from registration. There will be no public offer of securities in the United States.

END

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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Further re Convert Bond Issue
Released	11:32 29-Sep-04
Number	4726D

Scottish and Southern Energy

Not for distribution in or into the United States

29 September 2004

Scottish and Southern Energy plc successfully completes Convertible Bond Issue to raise up to £300 million

Scottish and Southern Energy plc ("SSE") announces that the terms for its £275 million Senior Unsecured 3.75 per cent Convertible Bonds due 2009 (the "Bonds") have been fixed as follows:

- initial conversion price has been set at 900 pence per share, which represents a 18.66 per cent premium over the VWAP reference price of 758.5 pence; and
- the cash coupon has been set at 3.75 per cent.

Application will be made for the Bonds to be admitted to the Official List of the UK Listing Authority and to the London Stock Exchange plc for the Bonds to be admitted to trading on the London Stock Exchange's market for listed securities. The Bonds will be offered outside the United States in compliance with Regulation S.

Merrill Lynch International is acting as sole bookrunner and joint-lead manager. Credit Suisse First Boston is acting as joint-lead manager (together with Merrill Lynch International, the "Managers").

In addition, SSE has granted the Managers of the offering of the Bonds an over-allotment option of up to £25 million of Bonds.

For further information please contact:

Scottish and Southern Energy Tel: +44 870 900 0410

Alan Young – Director of Corporate Communications

Denis Kerby – Investor and Media Relations Manager

Merrill Lynch International Tel: +44 20 7996 1000

Simon Fraser

Julian Kozerski
Andrew Osborne

STABILISATION/FSA

In the United Kingdom, this announcement is directed exclusively at persons who fall within article 19 (5) or 49 (2) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (all such persons together being referred to as "relevant persons"), and must not be acted on or relied upon by persons other than relevant persons. Any invitation or inducement to engage in any investment activity included within this announcement is available only to relevant persons and will be engaged in only with relevant persons.

This announcement is not for distribution, directly or indirectly in or into the United States or to any US person (as defined in Regulation S under the US Securities Act of 1933, as amended ("Regulation S")). These materials are not an offer of securities for sale into the United States or elsewhere. The securities may not be offered or sold in the United States or to, or for the account or benefit of, US persons unless they are registered or exempt from registration. There will be no public offer of securities in the United States.

END

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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Convertible Bond Issue
Released	07:00 29-Sep-04
Number	4604D

Scottish and Southern Energy

Not for distribution in or into the United States

29 September 2004

Scottish and Southern Energy plc - Convertible Bond Issue of up to £300 million

Scottish and Southern Energy plc ("SSE") announced today that it has launched an offering of £275 million of Senior Unsecured Convertible Bonds due 2009 (the "Bonds"), convertible into fully paid ordinary shares of SSE (the "Offering").

The Bonds will be priced at 100 per cent of the principal amount and will bear a cash coupon of between 3.25 per cent and 3.75 per cent per annum. The conversion price will be set between 900p and 935p, a premium of between 18.4 per cent and 23.0 per cent to the closing price of SSE's ordinary shares on 28 September 2004. The final terms of the Bonds are expected to be announced on 29 September 2004. Settlement of the issue is expected to take place on or around 29 October 2004. Merrill Lynch International is acting as sole bookrunner and joint-lead manager. Credit Suisse First Boston is acting as joint-lead manager (together with Merrill Lynch International, the "Managers").

In addition, SSE has granted the Managers of the Offering an over-allotment option of up to £25 million of Bonds.

The net proceeds of the issue will be used for general corporate purposes. In the short term, SSE will use the proceeds to reduce its existing borrowings.

Application will be made for the Bonds to be admitted to the Official List of the UK Listing Authority and to the London Stock Exchange plc for the Bonds to be admitted to trading on the London Stock Exchange's market for listed securities. The Bonds will be offered outside the United States in compliance with Regulation S.

For further information please contact:

Scottish and Southern Energy Tel: +44 870 900 0410

Alan Young – Director of Corporate Communications

Denis Kerby – Investor and Media Relations Manager

Merrill Lynch International Tel: +44 20 7996 1000

Simon Fraser

Julian Kozerski

Andrew Osborne

STABILISATION/FSA

In the United Kingdom, this announcement is directed exclusively at persons who fall within article 19 (5) or 49 (2) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (all such persons together being referred to as "relevant persons"), and must not be acted on or relied upon by persons other than relevant persons. Any invitation or inducement to engage in any investment activity included within this announcement is available only to relevant persons and will be engaged in only with relevant persons.

This announcement is not for distribution, directly or indirectly in or into the United States or to any US person (as defined in Regulation S under the US Securities Act of 1933, as amended ("Regulation S")). These materials are not an offer of securities for sale into the United States or elsewhere. The securities may not be offered or sold in the United States or to, or for the account or benefit of, US persons unless they are registered or exempt from registration. There will be no public offer of securities in the United States.

END

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Regulatory Announcement

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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Holding(s) in Company
Released	09:11 21-Sep-04
Number	1537D

Scottish and Southern

RNS Number:1537D
Scottish & Southern Energy PLC
21 September 2004

NOTIFICATION UNDER SECTION 198 TO 202 OF THE COMPANIES ACT 1985

The Company was notified on 20 September 2004 that Barclays plc, through various legal entities as listed below, has a notifiable interest in 26,292,551 ordinary 50p shares in Scottish and Southern Energy plc, being 3.06% of the issued share capital of the company.

Legal Entity	
Barclays Global Investors Australia Ltd	202,475
Barclays Bank Trust Company Ltd	27,066
Barclays Private Bank and Trust Ltd	450
Barclays Life Assurance Co Ltd	1,098,328
Barclays Global Investors, N.A.	7,528,599
Barclays Private Bank Ltd	66,424
Barclays Global Investors Japan Trust & Banking	899,003
Barclays Private Bank and Trust Ltd	10,925
Barclays Global Investors Japan Ltd	180,065
Gerrard Ltd	1,528,544
Barclays Global Investors Ltd	13,199,658
Barclays Capital Securities Ltd	149,588
Barclays Global Fund Advisors	1,401,426
Group Holding	26,292,551

Registered Holder	
Bank of Ireland	153,530
BARCLAYS CAPITAL NOMINEES LIMITED	149,588
Barclays Trust Co & Others	2,671
Barclays Trust Co DMC69	16,605
Barclays Trust Co R69	7,790
CHASE NOMINEES LTD	470,582
CHASE NOMINEES LTD	4,227,357
CHASE NOMINEES LTD	273,474
Clydesdale Nominees HGB0125	2,920
Clydesdale Nominees HGB0125	1,640
Clydesdale Nominees HGB0125	4,230
Clydesdale Nominees HGB0125	1,135
Clydesdale Nominees HGB0125	1,000
INVESTORS BANK AND TRUST CO.	1,231,084
INVESTORS BANK AND TRUST CO	4,077,097
INVESTORS BANK AND TRUST CO	61,796
INVESTORS BANK AND TRUST CO	204,659
INVESTORS BANK AND TRUST CO	114,570
INVESTORS BANK AND TRUST CO	188,862
INVESTORS BANK AND TRUST CO	10,785
INVESTORS BANK AND TRUST CO	386,829
INVESTORS BANK AND TRUST CO	133,168
INVESTORS BANK AND TRUST CO	9,937
INVESTORS BANK AND TRUST CO	140,065
INVESTORS BANK AND TRUST CO	23,626
INVESTORS BANK AND TRUST CO	10,006
INVESTORS BANK AND TRUST CO	204,546
INVESTORS BANK AND TRUST CO	1,023,183
JP MORGAN (BGI CUSTODY)	218,089
JP MORGAN (BGI CUSTODY)	55,586
JP MORGAN (BGI CUSTODY)	74,084
JP MORGAN (BGI CUSTODY)	580,544
JP MORGAN (BGI CUSTODY)	104,488
JP MORGAN (BGI CUSTODY)	17,998
JP MORGAN (BGI CUSTODY)	33,435
JP MORGAN (BGI CUSTODY)	7,779,716

JP MORGAN (BGI CUSTODY)	14,104
JP MORGAN (BGI CUSTODY)	448,529
JPMORGAN CHASE BANK	25,709
JP Morgan Chase Bank	3,371
JP Morgan Chase Bank	36,775
JP Morgan Chase Bank	15,311
JP Morgan Chase Bank	103,160
JP Morgan Chase Bank	413,352
JP Morgan Chase Bank	7,168
JP Morgan Chase Bank	104,042
JP Morgan Chase Bank	23,337
JP Morgan Chase Bank	25,025
JP Morgan Chase Bank	61,938
JP Morgan Chase Bank	8,727
JP Morgan Chase Bank	9,213
JP Morgan Chase Bank	90,955
JPMORGAN CHASE BANK	71,832
JPMORGAN CHASE BANK	130,643
Mellon Trust - Boston & SF	141,547
Mitsubishi Trust International	5,010
NORTHERN TRUST BANK - BGI SEPA	5,387
NORTHERN TRUST BANK - BGI SEPA	23,066
NORTHERN TRUST BANK - BGI SEPA	33,155
R C Greig Nominees Limited a/c	331,508
R C Greig Nominees Limited a/c	167,415
R C Greig Nominees Limited GP1	748,494
R C Greig Nominees Limited SA1	281,127
State Street	18,154
STATE STREET BOSTON	806,784
STATE STREET BOSTON	74,164
Swan Nominees Limited	450
ZEBAN NOMINEES LIMITED	66,424
TOTAL	26,292,551

END

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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Holding(s) in Company
Released	09:31 07-Sep-04
Number	6780C

Scottish and Southern

RNS Number:6780C
Scottish & Southern Energy PLC
07 September 2004

NOTIFICATION UNDER SECTION 198 TO 202 OF THE COMPANIES ACT 1985

Scottish and Southern Energy plc (the Company) was notified on 6 September 2004 that FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries, both being non-beneficial holders, have a notifiable interest in 31,218,452 ordinary shares in the Company, being 3.64% of the issued share capital of the Company.

The shares are registered as follows:

Nominee/Registered Name	Management Company	Shares Held
Chase Nominees Ltd.	FIJ	55,600
Bank of New York -Brussels	FIL	547,709
Bank of New York - Europe	FIL	841,218
Bank of New York - London	FIL	2,613,333
Bankers Trust	FIL	177,855
BBH	FIL	1,500
Bermuda Far East	FIL	22,800
BT Globenet Nominees Ltd	FIL	212,330
Chase	FIL	71,400
Chase Manhattan Bank AG Frankfurt	FIL	71,700
Chase Manhattan Bank London	FIL	1,649,567
Chase Nominees Ltd	FIL	345,410
Citibank	FIL	92,400
Deutche Bank	FIL	322,500
HSBC Client Holdings Nominee (UK) Limited	FIL	110,906
ING Luxembourg	FIL	18,449
JP Morgan	FIL	1,303,034
Master Trust Bank of Japan	FIL	29,800
Mellon Bank	FIL	170,382
Mellon Nominees Ltd	FIL	54,300
Morgan Stanley	FIL	92,875
National Australia Bank	FIL	297,600
Northern Trust	FIL	1,548,432
Nortrust Nominees Ltd	FIL	384,556
Northern Trust London	FIL	149,500
PICG	FIL	3,900
RBS Trust Bank	FIL	1,632,742
Societe Generale Paris	FIL	30,400
State Street Bank & Trust	FIL	506,941
State Street Hong Kong	FIL	9,700
State Street Munich	FIL	17,436
State Street Nominees Ltd	FIL	476,842
Clydesdale Bank (Head Office) Nominees Limited	FISL	7,056,842
State Street Nominees Limited	FMRCO	5,600

Bank of New York	FMTC	202,500
BT Globenet Nominees Limited	FMTC	271,534
Chase Nominees Ltd	FMTC	54,800
Chase Nominees Ltd	FMTC	44,100
Goldman Sachs and Co.	FMTC	34,200
JP Morgan Chase	FMTC	29,000
Lloyds Bank Nominees Limited	FMTC	687,500
Lloyds Bank(Stock Exchange Branch) Nominees Limited A/C	FMTC	1,900
Mellon Bank	FMTC	14,900
Mellon Bank N.A.	FMTC	285,084
Mellon Trust	FMTC	14,000
Morgan Stanley Trust Co. Nominees Limited Bank	FMTC	600
MSS Nominees Limited	FMTC	200,300
Northern Trust	FMTC	421,100
Royal Trust	FMTC	20,700
State Street Bank & Trust	FMTC	1,530,221
State Street Nominees Ltd.	FMTC	1,499,500
Bank of New York Europe	FPM	255,043
Bank of New York London	FPM	212,900
Bankers Trust	FPM	2,456,380
BT Globenet Nominees Ltd	FPM	41,000
Chase Nominees Ltd	FPM	1,360,631
Citibank	FPM	150,541
Mellon Nominees Ltd	FPM	251,400
MSS Nominees Ltd	FPM	38,059
Nordea	FPM	18,600
Northern Trust	FPM	196,400
	TOTAL	31,218,452

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Blocklisting Interim Review
Released	11:57 02-Sep-04
Number	5395C

Scottish and Southern Energy

RNS Number:5395C
Scottish & Southern Energy PLC
02 September 2004

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

Scottish and Southern Energy plc

2. Name of scheme

SAYE Sharesave Option

3. Period of return:

From 1 March 2004 To 31 August 2004

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

422,688

5. Number of shares issued / allotted under scheme during period:

22,154

6. Balance under scheme not yet issued / allotted at end of period

1,600,534

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

Further 1,200,000 shares listed on 19 July 2004

Please confirm total number of shares in issue at the end of the period in order for us to update our records

857,587,344

Contact for queries

Name Anne Sutherland

Address Anne.sutherland@scottish-southern.co.uk

Telephone 01738 455154

Person making the return

Name Donnelly

Position Company Secretary

Signature

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

Scottish and Southern Energy plc

2. Name of scheme

Executive Share Option Scheme

3. Period of return:

From 1 March 2004 To 31 August 2004

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

70,327

5. Number of shares issued / allotted under scheme during period:

120,816

6. Balance under scheme not yet issued / allotted at end of period

249,511

7. Number and class of share(s) (amount of stock / debt securities) originally

listed and the date of admission;

Further 300,000 on 19 July 2004

Please confirm total number of shares in issue at the end of the period in order for us to update our records

857,587,344

Contact for queries

Name Anne Sutherland

Address Anne.sutherland@scottish-southern.co.uk

Telephone 01738 455154

Person making the return

Name Vincent Donnelly

Position Company Secretary

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Director Shareholding
Released	10:40 01-Sep-04
Number	4842C

RNS Number:4842C
Scottish & Southern Energy PLC
01 September 2004

The Company was notified on 31 August 2004 by Halifax plc, the provider of the all employee Share Incentive Plan ('SIP'), of the following purchases in the Company's ordinary shares:-

a. that 24,911 shares were purchased at £7.405 using participating employees' gross salary ('Partnership Shares').

b. that the Company matched the Partnership Shares purchased by employees and purchased a further 14,211 shares at £7.405 ('Matching Shares'). The Company gives employees 1 Matching Share for each Partnership Share bought by them up to a maximum of 5 Matching Shares per month.

The 39,122 shares (Partnership and Matching) were allocated to employees at £7.385

The purchase was made pursuant to a regular standing order instruction with Halifax plc for monthly purchases of Partnership and Matching Shares for the SIP.

The interests of Executive directors of the Company in the transactions were as follows:

Directors	Number of Partnership Shares	Number of Matching Shares	Percentage of issued class	Total holding following notification	Total percentage of shares in issue following notification
Colin Hood	17	5	0.000003%	13,552	0.002%
Ian Marchant	17	5	0.000003%	54,206	0.006%
David Sigsworth	17	5	0.000003%	43,402	0.005%
Alistair Phillips-Davies	17	5	0.000003%	9,354	0.001%
Gregor Alexander	17	5	0.000003%	7,988	0.001%

The Company was also notified on 31 August 2004, that Ian Marchant had 2537 options maturing in the Company's all-employee savings-related share option scheme. The option price was £5.32.

The interests of Ian Marchant after this transaction are as follows:

Director	Matured sharesave options	Percentage of issued class	Total holding following notification	Total percentage of shares in issue following notification
Ian Marchant	2,537	0.0003%	56,765	0.007%

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